UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SMART BALANCE, INC.
(Name of Subject Company (Issuer))

SMART BALANCE, INC.
(Names of Filing Persons (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

83169Y108
(CUSIP Number of Class of Securities – Underlying Common Stock)

Norman J. Matar, Esq.
Executive Vice President & General Counsel
Smart Balance, Inc.
115 West Century Road, Suite 260
Paramus, New Jersey  07652
(201) 568-9300
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Philip Richter, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980
(212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: 

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

A transcript of the conference call and audio webcast held by Smart Balance, Inc. (the "Company") on January 26, 2011 to discuss the outlook for 2011 is attached hereto as Exhibit 99.1.

The Company has not initiated the Option Exchange Program and will not do so unless we submit the Option Exchange Program for approval by the Company’s stockholders and we obtain approval from the Company’s stockholders at our Special Meeting of Stockholders scheduled for February 15, 2011.  Even if stockholder approval is obtained, the Company may still decide to not implement the program or to delay its implementation.  The Company has filed with the Securities and Exchange Commission (SEC) a definitive proxy statement for a special meeting of stockholders to be held to vote on the Option Exchange Program.  Stockholders of the Company should read the proxy statement and other related materials when they become available because they will contain important information about the Option Exchange Program, including information relating to the Company's participants in the Company's solicitation of proxies and their interests in the Option Exchange Program.   In addition, if the program is commenced, the Company will file a Tender Offer Statement on Schedule TO with the SEC.  If you are eligible to participate in the program, you should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Option Exchange Program.  Company stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.

Item 12.               Exhibits.

EXHIBIT NO.	DESCRIPTION

99.1	Transcript of Conference Call and Audio Webcast held by Smart Balance, Inc. on January 26, 2011